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Exhibit 99(a)(5)(iv)

Liberty Global Announces Final Results of Dutch Auction Self-Tender Offers for Shares of Its Series A Common Stock and Series C Common Stock

        Denver, Colorado—September 14, 2006: Liberty Global, Inc. ("Liberty Global") (NASDAQ: LBTYA, LBTYB, LBTYK) announced today the final results of its modified Dutch auction self-tender offers to purchase up to 20,000,000 shares of its Series A common stock and up to 20,534,000 shares of its Series C common stock, which expired at 12:00 Midnight, New York City time, on September 8, 2006. Based on the final tabulation by the depositary for the tender offers the purchase price for the Series A tender offer is $25.00 per share and the purchase price for the Series C tender offer is $24.35 per share, each of which purchase price represents the maximum of the respective tender offer price ranges.

        Based on the final tabulation by the depositary for the tender offers, 24,547,240 shares of Series A common stock were properly tendered and not withdrawn at or below a purchase price of $25.00 per Series A share and 39,167,425 shares of Series C common stock were properly tendered and not withdrawn at or below a purchase price of $24.35 per Series C share. Liberty Global has accepted for purchase 20,000,000 shares of its Series A common stock and 20,534,000 shares of its Series C common stock. The depositary has advised Liberty Global that the final proration factor was approximately 81.920123% for the Series A tender offer and approximately 53.4233148% for the Series C tender offer. Any "odd lot" shares of Series A common stock or Series C common stock properly tendered and not withdrawn will not be subject to proration.

        The depositary will promptly issue payment for the Series A and Series C shares validly tendered and accepted for purchase and will return all other Series A and Series C shares tendered and not accepted for purchase due to the proration or conditional tender provisions of the tender offers.

        The information agent for the tender offers is D. F. King & Co., Inc. The depositary is Computershare Shareholder Services, Inc. For questions and information please contact the information agent toll free at (800) 207-3158.

About Liberty Global, Inc.

        Liberty Global is the leading international cable operator offering advanced video, voice, and Internet-access services to connect our customers to the world of information, communications and entertainment. As of June 30, 2006, Liberty Global operated state-of-the-art broadband communications networks that served approximately 13 million customers in 17 countries (excluding France) principally located in Europe, Japan, Chile, and Australia. Liberty Global's operations also include significant media and programming businesses such as Jupiter TV in Japan and chellomedia in Europe.

        For more information, please visit www.lgi.com or contact:

Christopher Noyes Investor Relations—Denver 303.220.6693	Hanne Wolf Corporate Communications—Denver 303.220.6678
Iván Nash Vila Investor Relations—Europe +41 1 277 9738	Bert Holtkamp Corporate Communications—Europe +31 20 778 9447

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Liberty Global Announces Final Results of Dutch Auction Self-Tender Offers for Shares of Its Series A Common Stock and Series C Common Stock